N E W S R E L E A S E

November 16, 2011

Shareholder Rights Plan Ratified

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to advise that its shareholders have ratified the Shareholders Rights Plan that was adopted by the Company’s Board of Directors on June 8, 2011.  The Rights Plan was not in response to any specific approach or anticipated approach by a bidder however is considered prudent in today’s market so as to allow the Board of Directors more time to maximize value, should there be a bid for the Company.  Details of the plan may be accessed via SEDAR at www.sedar.com.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com